SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Certain updates to the 2023 Annual Report

São Paulo, June 14, 2024 - GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“GOL”) presents certain updates to its annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”), as filed with the U.S. Securities and Exchange Commission on May 14, 2024.

Exhibit A: Certain Updates to the 2023 Annual Report

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Exhibit A

CERTAIN UPDATES TO OUR 2023 ANNUAL REPORT

The following are certain updates to our 2023 Annual Report:

Board of Directors

Our board of directors is responsible for establishing our general business policies and for electing and supervising our executive officers. Our board of directors currently comprises nine members, five of whom qualify as independent directors pursuant to Brazilian corporate law and CVM criteria. Our board of directors meets an average of 12 times per year.

There are no provisions in our bylaws restricting a director’s power to vote on a proposal, arrangement or contract in which such director is materially interested. However, under Brazilian corporate law, a director is prohibited from voting on any matter in which such director has a conflict of interest with us.

Additionally, under Brazilian corporate law and CVM Resolution No. 70/22, shareholders representing at least 5% of our voting capital may request a multiple voting procedure for electing the members of our board of directors, whether or not provided for in our bylaws. Additionally, shareholders of publicly traded companies, such as us, who together hold non-voting or voting-right restricted preferred shares representing at least 10% of our total share capital for at least three months are entitled to appoint one member to our board of directors.

Under our bylaws, the members of our board of directors are elected by the holders of our common shares at our annual shareholders’ meeting. Our bylaws provide that if our controlling shareholder at any time holds an economic interest in us equal to or less than 35% and greater than 15%, at least 40% of our directors must be independent and our preferred shareholders will have the right to elect one of the independent directors. Also, if our controlling shareholder at any time holds an economic interest in us equal to or less than 15% and greater than 7.5%, at least 50% of our directors must be independent and our preferred shareholders will have the right to elect two of the independent directors. If our controlling shareholder at any time holds an economic interest in us equal to or less than 7.5%, at least 60% of our directors must be independent and our preferred shareholders will have the right to elect two of the independent directors.

Members of our board of directors serve simultaneous one-year terms and may be re-elected. The term of our current directors expires in April 2025. Our bylaws do not provide for a mandatory retirement age for directors.

The following table sets forth the name, age and position of each member of our board of directors. A brief biography of each follows the table.

Name	Age	Position
Constantino de Oliveira Junior	55	Chairman
Ricardo Constantino	61	Vice Chairman
Adrian Neuhauser	51	Director
Anmol Bhargava	45	Director
Marcela de Paiva Bomfim Teixeira(1)	43	Director
Germán Pasquale Quiroga Vilardo(1)	56	Director
Philipp Michael Schiemer(1)	59	Director
Timothy Robert Coleman(1)	70	Director
Paul Stewart Aronzon(1)	69	Director

_____________

(1)	Independent director.

Constantino de Oliveira Junior is Chairman of the Board of Directors and a member of the Corporate Governance and People Committee, the Financial Policies Committee, and the Company's Safety Committee. He held the position of CEO of Gol in 2001 and in 2004 became a member of the board of directors, combining both functions until 2012. Also in 2004, he launched the company's shares traded on the São Paulo Stock Exchange (BOVESPA) – GOLL4 and on the New York Stock Exchange (NYSE) – GOL. In 2012, Mr. Constantino assumed the position of Chairman of the Board of Directors of the Company, a position he holds to this day. He introduced the concept of "low cost, low fare" in Brazilian civil aviation and was chosen as "Executive of Value" in 2002 and 2001 by the newspaper Valor Econômico, and as "Leading Executive" in the logistics sector in 2003 by the newspaper Gazeta Mercantil. In 2008, he was named "Distinguished Executive" in the Air Transport category at the GALA (Latin American Aeronautical Gallery) awards, sponsored by IATA. From 1994 to 2000, he held the position of Director at Comporte Participações, a company that controls several land passenger transport companies. He is currently a member of the Board of Directors. He is one of the founders of Grupo ABRA and currently serves as Chairman. Mr. de Oliveira, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Ricardo Constantino has been a member of our board of directors since March 2004. He served as technical and maintenance officer at the Comporte Group since 1994. Mr. Ricardo Constantino has been a member of the boards of directors of Via Rondon S.A. since 2010 and Expresso Itamarati S/A since 2006. He also serves as member of the board of directors of BR Mobilidade Baixada Santista SPE S/A, Comporte Participações S/A, Viação Piracicabana S/A and Nossa Senhora da Penha S/A. Mr. Constantino, together with his family, is one of our indirect controlling shareholders. For more information, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Adrian Neuhauser is a member of our board of directors. He is also CEO of Abra Group and Executive Vice-Chairman of Avianca. Mr. Neuhauser served as President and CEO of Avianca between 2021 and 2024 after joining the company as its Chief Financial Officer in 2019 and leading its corporate restructuring process. He has more than 20 years of experience in the financial sector with a focus on investment banking as well as extensive experience working with transportation companies, including airlines, railroad, and trucking companies. Prior to joining Avianca, Mr. Neuhauser was Managing Director at Credit Suisse covering airlines throughout the Americas. Previously, he held senior positions at Deutsche Bank, Bank of America as well as Merrill Lynch where he was responsible for M&A and capital markets transactions in Chile and the Andean Region. Mr. Neuhauser holds an Economics Degree from Pontificia Universidad Católica in Chile.

Anmol Bhargava has been a member of our board of directors since 2022 and the vice president of global alliances and partnerships of American Airlines since May 2021. Mr. Bhargava joined American Airlines in 2006 and has served as managing director of joint business and alliances for the Atlantic and Pacific regions, chief financial officer of joint business and analytics, financial manager of the strategic alliances team and senior financial analyst. Previously, Mr. Bhargava worked at AkzoNobel. In 2001, Mr. Bhargava graduated from RV Engineering College in Bangalore, India and, in 2006, he earned a master’s degree in business administration in strategy and finance from the University of Texas.

Marcela de Paiva Bomfim Teixeira has been a member of our board of directors since 2022. She holds a bachelor’s degree in business administration from Pontifícia Universidade Católica of Minas Gerais, a specialization degree in information management and technology from Instituto de Educação Tecnológica, a specialization degree in finance from Fundação Dom Cabral, a specialization degree in neuroscience and behavior from Pontifícia Universidade Católica of Rio Grande do Sul and a master’s degree in business administration focused on project management from Fundação Getúlio Vargas. She was a member of the fiscal council of Transnorte Energia S.A. from 2012 to 2016. Ms. Teixeira is pursuing an executive master’s degree in business administration at Fundação Dom Cabral and recently held an extension at HEC Paris Shanghai Module. In her 22 years of experience, Ms. Teixeira has worked in executive positions for companies such as Usinas Siderúrgicas de Minas Gerais S.A. – Usiminas and Alupar Investimento S.A. and was previously a member of our fiscal council for four years.

Germán Pasquale Quiroga Vilardo has been a member of our board of directors since 2016. He was the founder and chief executive officer of TV1.com, chief information officer and chief marketing officer of Americanas.com, chief information officer and chief marketing officer of Cyrela Brasil Realty and founder, chief executive officer and member of the board of directors of Pontofrio.com, Nova Pontocom and Cnova, where in the latter he led the company's IPO process on NASDAQ. He is a member of the board of directors of Centauro, Cobasi, Kalunga, Falabella and G2D Investments. Mr. Quiroga holds a bachelor’s degree in electronic engineering from the Instituto de Engenharia Militar and a master’s degree in digital systems from the Polytechnic School of the Universidade de São Paulo (USP).

Philipp Michael Schiemer is an independent member of the Board of Directors, the Statutory Audit Committee, and the Corporate Governance and People Committee of the Company. Mr. Schiemer is currently an Independent Consultant at Mercedes-Benz AG. Previously, he served as chief executive officer of Mercedes-AMG and president of Mercedes-Benz Brazil and Latin America. He is certified as a senior advisor by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa). He was the vice-president of product marketing at Mercedes-Benz in Stuttgart, Germany. From 2004 to 2009, he was the vice-president of sales at Mercedes-Benz Brazil.

Mr. Schiemer was also president of the SAE Brazil congress and served as vice-president of the German-Brazilian Chamber of Commerce from January 2018 to December 2018, and, in January 2019, he assumed the role of president. Mr. Schiemer studied business administration with a specialization in marketing and finance at the Corporate University Mercedes-Benz AG in Stuttgart, Germany.

Timothy Robert Coleman is a retired partner of both Blackstone and PJT Partners. Previously Mr. Coleman was a partner and global chairman of the Restructuring and Special Situations Group at PJT Partners. Prior to the PJT Partners spinoff from Blackstone, Mr. Coleman worked for 23 years at Blackstone serving as a senior managing director and head of the Restructuring & Reorganization Group. Mr. Coleman has worked on a variety of restructuring and special situation assignments for companies, municipalities, creditor groups, special committees of corporate boards, corporate parents of troubled companies and acquirers of distressed assets. Mr. Coleman received a bachelor’s degree from the University of California at Santa Barbara and a master of business administration from the University of Southern California.

Paul Stewart Aronzon served as co-managing partner at Milbank’s Los Angeles office and co-leader of Milbank’s global financial restructuring group, and executive vice president and managing director at Imperial Capital. With more than 40 years of experience, he has worked as a leading consultant in corporate restructurings and reorganizations, with extensive experience in advising companies, boards of directors and advisory committees to boards of directors, independent directors, sponsors, debtors, creditors, debt acquirers, assets or companies and other parties in cases of reorganization and recapitalization operations. These commitments and transactions included successful exchange and share offers, proxy contests, rights offers, mergers and acquisitions (sales of companies and assets), as well as financing transactions, pre-arranged reorganizations, contested or litigated cases (including cram down) Chapter 11 cases, consensual Chapter 11 cases, and numerous successful dispute resolution issues using mediation and various resolution processes. Mr. Aronzon also has experience in a wide range of industries, including the aerospace and defense, agriculture, airlines, apparel and textiles, and automotive industries among others.

Constantino de Oliveira Junior and Ricardo Constantino are brothers and together are one of our controlling shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla